MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 2  YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           AT JUNE 30 OF 2004 AND 2003
                              (Thousands of Pesos)
                                                                  Final Printing

REF                                                     QUARTER OF PRESENT  QUARTER OF PREVIOUS
S                CONCEPTS                                    Amount      %     Amount       %
----------------------------------------------------------------------------------------------
 1   TOTAL ASSETS ....................................    18,472,626   100   13,515,251   100
 2   CURRENT ASSETS ..................................     7,971,881    43    5,928,441    44
 3   CASH AND SHORT-TERM INVESTMENTS .................     2,507,545    14    1,949,733    14
 4   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) .........     2,582,425    14    1,844,625    14
 5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE .........     1,144,129     6      669,025     5
 6   INVENTORIES .....................................     1,536,794     8    1,309,275    10
 7   OTHER CURRENT ASSETS ............................       200,988     1      155,783     1
 8   LONG-TERM .......................................     7,881,771    43    4,917,570    36
 9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) .........     3,622,239    20      467,725     3
10   INVESTMENT IN SHARES OF SUBSIDIARIES
     AND NON-CONSOLIDATED ASSOCIATED .................       831,427     5      974,145     7
11   OTHER INVESTMENTS ...............................     3,428,105    19    3,475,700    26
12   PROPERTY, PLANT AND EQUIPMENT ...................     1,100,098     6    1,314,751    10
13   PROPERTY ........................................       605,585     3      913,379     7
14   MACHINERY AND INDUSTRIAL EQUIPMENT (NET).........     2,019,991    11    2,093,854    15
15   OTHER EQUIPMENT .................................       356,723     2      585,004     4
16   ACCUMULATED DEPRECIATION ........................     1,882,201    10    2,278,433    17
17   CONSTRUCTION IN PROGRESS ........................             0     0          947     0
18   DEFERRED ASSETS (NET) ...........................     1,518,876     8    1,354,489    10
19   OTHER ASSETS ....................................             0     0            0     0

20   TOTAL LIABILITIES ...............................    12,878,146   100    9,828,309   100

21   CURRENT LIABILITIES .............................     6,383,391    50    6,681,990    68
22   SUPPLIERS .......................................     1,166,093     9      969,701    10
23   BANK LOANS ......................................       994,610     8    1,009,515    10
24   STOCK MARKET LOANS ..............................        14,278     0    1,078,326    11
25   TAXES TO BE PAID ................................       118,452     1      116,955     1
26   OTHER CURRENT LIABILITIES .......................     4,089,958    32    3,507,493    36
27   LONG-TERM LIABILITIES ...........................     6,027,222    47    2,845,716    29
28   BANK LOANS ......................................     3,151,911    24    2,648,459    27
29   STOCK MARKET LOANS ..............................     2,836,284    22      185,531     2
30   OTHER LOANS .....................................        39,027     0       11,726     0
31   DEFERRED LOANS ..................................        12,137     0       11,898     0
32   OTHER LIABILITIES ...............................       455,396     4      288,705     3

33   CONSOLIDATED STOCK HOLDERS' EQUITY ..............     5,594,480   100    3,686,942   100


34   MINORITY INTEREST ...............................       421,502     8      179,551     5
35   MAJORITY INTEREST ...............................     5,172,978    92    3,507,391    95
36   CONTRIBUTED CAPITAL .............................     8,741,850   156    6,317,660   171
37   PAID-IN CAPITAL STOCK (NOMINAL) .................     3,173,580    57      686,928    19
38   RESTATEMENT OF PAID-IN CAPITAL STOCK ............       951,753    17      914,434    25
39   PREMIUM ON SALES OF SHARES ......................     4,616,517    83    4,716,298   128
40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES.......             0     0            0     0
41   CAPITAL INCREASE (DECREASE) .....................    -3,568,872   -64   -2,810,269   -76
42   RETAINED EARNINGS AND CAPITAL RESERVE ...........    -4,527,509   -81   -3,441,082   -93
43   REPURCHASE FUND OF SHARES .......................     1,433,229    26    1,433,229    39
44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
     HOLDERS' EQUITY .................................      -278,643    -5     -440,955   -12

45   NET INCOME FOR THE YEAR .........................      -195,949    -4     -361,461   -10

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 2  YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

                                                        QUARTER OF PRESENT    QUARTER OF PREVIOUS
REF                                                        FINANCIAL YEAR        FINANCIAL YEAR
S                 CONCEPTS                                    Amount     %        Amount      %
------------------------------------------------------------------------------------------------
 3   CASH AND SHORT-TERM INVESTMENTS ..........            2,507,545   100      1,949,733   100
46   CASH .....................................            1,019,127    41        299,329    15
47   SHORT-TERM INVESTMENTS ...................            1,488,418    59      1,650,404    85

18   DEFERRED ASSETS (NET) ....................            1,518,876   100      1,354,489   100
48   AMORTIZED OR REDEEMED EXPENSES ...........              506,353    33        193,159    14
49   GOODWILL .................................                    0     0              0     0
50   DEFERRED TAXES ...........................            1,012,523    67      1,161,330    86
51   OTHERS ...................................                    0     0              0     0

21   CURRENT LIABILITIES ......................            6,383,391   100      6,681,990   100
52   FOREING CURRENCY LIABILITIES .............            3,695,517    58      3,842,726    58
53   MEXICAN PESOS LIABILITIES ................            2,687,874    42      2,839,264    42

24   STOCK MARKET LOANS .......................               14,278   100      1,078,326   100
54   COMMERCIAL PAPER .........................                    0     0         15,297     1
55   CURRENT MATURITIES OF MEDIUM TERM NOTES ..                    0     0              0     0
56   CURRENT MATURITIES OF BONDS ..............               14,278   100      1,063,029    99

26   OTHER CURRENT LIABILITIES ................            4,089,958   100      3,507,493   100
57   OTHER CURRENT LIABILITIES WITH COST ......               35,746     1         12,554     0
58   OTHER CURRENT LIABILITIES WITHOUT COST ...            4,054,212    99      3,494,939   100

27   LONG-TERM LIABILITIES ....................            6,027,222   100      2,845,716   100
59   FOREING CURRENCY LIABILITIES .............            5,044,981    84      1,085,565    38
60   MEXICAN PESOS LIABILITIES ................              982,241    16      1,760,151    62

29   STOCK MARKET LOANS .......................            2,836,284   100        185,531   100
61   BONDS ....................................                    0     0              0     0
62   MEDIUM TERM NOTES ........................            2,836,284   100        185,531   100

30   OTHER LOANS ..............................               39,027   100         11,726   100
63   OTHER LOANS WITH COST ....................               39,027   100         11,726   100
64   OTHER LOANS WITHOUT COST .................                    0     0              0     0

31   DEFERRED LOANS ...........................               12,137   100         11,898   100
65   NEGATIVE GOODWILL ........................                    0     0              0     0
66   DEFERRED TAXES ...........................                    0     0              0     0
67   OTHERS ...................................               12,137   100         11,898   100

32   OTHER LIABILITIES ........................              455,396   100        288,705   100
68   RESERVES .................................              455,396   100        288,705   100
69   OTHERS LIABILITIES .......................                    0     0              0     0

44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
       HOLDERS EQUITY .........................             -278,643   100       -440,955   100
70   ACCUMULATED INCOME DUE TO MONETARY POSITION                   0     0              0     0
71   INCOME FROM NON-MONETARY POSITION ASSETS ..            -278,643   100       -440,955   100

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

                                                    QUARTER OF PRESENT   QUARTER OF PREVIOUS
REF                                                   FINANCIAL YEAR        FINANCIAL YEAR
S                 CONCEPTS                                   Amount               Amount
------------------------------------------------------------------------------------------
72   WORKING CAPITAL ...........................           1,588,490             -753,549
73   PENSIONS FUND AND SENIORITY PREMIUMS ......               5,151               57,247
74   EXECUTIVES (*) ............................                  16                   35
75   EMPLOYERS (*) .............................               3,036                2,899
76   WORKERS (*) ...............................               7,033                5,623
77   CIRCULATION SHARES (*) ....................       1,865,054,114          621,561,433
78   REPURCHASED SHARES (*) ....................                   0                    0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
                              (Thousands of Pesos)
                                                                  Final Printing

                                                         QUARTER OF PRESENT  QUARTER OF PREVIOUS
 REF                                                        FINANCIAL YEAR     FINANCIAL YEAR
 R                CONCEPTS                                    Amount     %       Amount      %
------------------------------------------------------------------------------------------------

 1   NET SALES ................................            5,621,641   100      4,209,286   100
 2   COST OF SALES ............................            4,974,701    88      3,731,724    89
 3   GROSS INCOME .............................              646,940    12        477,562    11
 4   OPERATING ................................              509,209     9        404,281    10
 5   OPERATING INCOME .........................              137,731     2         73,281     2
 6   TOTAL FINANCING COST .....................               64,445     1        164,847     4
 7   INCOME AFTER FINANCING COST ..............               73,286     1        -91,566    -2
 8   OTHER FINANCIAL OPERATIONS ...............               93,721     2          6,690     0
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ..................................              -20,435     0        -98,256    -2
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ..................................              192,290     3        210,869     5
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ..................................             -212,725    -4       -309,125    -7
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ..............               14,360     0        -44,787    -1
13   CONSOLIDATED NET INCOME OF CONTINUOUS ....             -198,365    -4       -353,912    -8

14   INCOME OF DISCONTINUOUS OPERATIONS .......                    0     0              0     0
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS ......................             -198,365    -4       -353,912    -8
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                     0     0              0     0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES .........                    0     0              0     0
18   NET CONSOLIDATED INCOME ..................             -198,365    -4       -353,912    -8
19   NET INCOME OF MINORITY INTEREST ..........               -2,416     0          7,549     0
20   NET INCOME OF MAJORITY INTEREST ..........             -195,949    -3       -361,461    -9

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

                                                        QUARTER OF PRESENT   QUARTER OF PREVIOUS
REF                                                        FINANCIAL YEAR       FINANCIAL YEAR
R                CONCEPTS                                     Amount     %        Amount      %
------------------------------------------------------------------------------------------------
 1   NET SALES ................................            5,621,641   100      4,209,286   100
21   DOMESTIC .................................            4,489,261    80      2,848,360    68
22   FOREIGN ..................................            1,132,380    20      1,360,926    32
23   TRANSLATED INTO DOLLARS (***) ............               98,725     2        130,295     3

 6   TOTAL FINANCING COST .....................               64,445   100        164,847   100
24   INTEREST PAID ............................              154,353   240        259,676   158
25   EXCHANGE LOSSES ..........................              307,064   476        484,105   294
26   INTEREST EARNED ..........................               86,232   134         75,270    46
27   EXCHANGE PROFITS .........................              322,975   501        486,568   295
28   GAIN DUE TO MONETARY POSITION ............                 -285     0        -29,420   -18
42   LOST IN RESTATEMENT OF UDIS ..............               12,520    19         12,324     7
43   GAIN IN RESTATEMENT OF UDIS ..............                    0     0              0     0

 8   OTHER FINANCIAL OPERATIONS ...............               93,721   100          6,690   100
29   OTHER NET EXPENSES (INCOME) NET ..........               93,721   100          6,690   100
30   (PROFIT) LOSS ON SALE OF OWN SHARES ......                    0     0              0     0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM
       INVESTMEN ..............................                    0     0              0     0

10   RESERVE FOR TAXES AND WORKERS
        PROFIT SHARING ........................              192,290   100        210,869   100
32   INCOME TAX ...............................               39,364    20         -2,644    -1
33   DEFERED INCOME TAX .......................              144,225    75        212,553   101
34   WORKERS' PROFIT SHARING ..................                8,959     5         -4,245    -2
35   DEFERED WORKERS' PROFIT SHARING ..........                 -258     0          5,205     2

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

                                                    QUARTER OF PRESENT   QUARTER OF PREVIOUS
REF                                                    FINANCIAL YEAR       FINANCIAL YEAR
R                         CONCEPTS                          Amount                Amount
-------------------------------------------------------------------------------------------
36   TOTAL SALES ..............................            5,629,242            4,210,493
37   NET INCOME OF THE YEAR ...................              183,718             -253,322
38   NET SALES (**) ...........................           11,122,010            8,677,836
39   OPERATION INCOME (**) ....................              106,262              150,549
40   NET INCOME OF MAYORITY INTEREST(**) ......             -921,240           -1,233,844
41   NET CONSOLIDATED INCOME (**) .............             -969,239           -1,131,645

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                 FROM APRIL THE 1st TO JUNE 30 OF 2004 AND 2003
                              (Thousands of Pesos)
                                                                  Final Printing

                                                        QUARTER OF PRESENT   QUARTER OF PREVIOUS
REF                                                        FINANCIAL YEAR      FINANCIAL YEAR
RT                   CONCEPTS                                Amount      %       Amount       %
-----------------------------------------------------------------------------------------------

 1   NET SALES ........................................    3,105,092   100      2,234,745   100
 2   COST OF SALES ....................................    2,731,552    88      1,998,527    89
 3   GROSS INCOME .....................................      373,540    12        236,218    11
 4   OPERATING ........................................      298,725    10        212,258     9
 5   OPERATING INCOME ................................        74,815     2         23,960     1
 6   TOTAL FINANCING COST .............................       24,734     1         43,074     2
 7   INCOME AFTER FINANCING COST ......................       50,081     2        -19,114    -1
 8   OTHER FINANCIAL OPERATIONS .......................       66,736     2        -16,957    -1
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ..........................................      -16,655    -1         -2,157     0
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ..........................................      101,582     3         96,074     4
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ..........................................     -118,237    -4        -98,231    -4
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ......................       15,097     0          4,060     0
13   CONSOLIDATED NET INCOME OF CONTINUOUS ............     -103,140    -3        -94,171    -4

14   INCOME OF DISCONTINUOUS OPERATIONS ...............            0     0              0     0
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS ..............................     -103,140    -3        -94,171    -4
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                     0     0              0     0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES .................            0     0              0     0
18   NET CONSOLIDATED INCOME ..........................     -103,140    -3        -94,171    -4
19   NET INCOME OF MINORITY INTEREST ..................        9,000     0         -6,327     0
20   NET INCOME OF MAJORITY INTEREST ..................     -112,140    -4        -87,844    -4

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

                                                         QUARTER OF PRESENT   QUARTER OF PREVIOUS
REF                                                         FINANCIAL YEAR       FINANCIAL YEAR
RT                  CONCEPTS                                 Amount      %       Amount       %
-------------------------------------------------------------------------------------------------

 1   NET SALES ........................................    3,105,092   100      2,234,745   100
21   DOMESTIC .........................................    2,451,146    79      1,537,445    69
22   FOREIGN ..........................................      653,946    21        697,300    31
23   TRANSLATED INTO DOLLARS (***) ....................       55,677     2         68,619     3

 6   TOTAL FINANCING COST .............................       24,734   100         43,074   100
24   INTEREST PAID ....................................       68,397   277        113,981   265
25   EXCHANGE LOSSES ..................................      188,068   760        167,350   389
26   INTEREST EARNED ..................................       45,076   182         31,433    73
27   EXCHANGE PROFITS .................................      189,771   767        204,542   475
28   GAIN DUE TO MONETARY POSITION ....................       -1,561    -6         -7,532   -17
42   LOST IN RESTATEMENT OF UDIS ......................        4,677    19          5,250    12
43   GAIN IN RESTATEMENT OF UDIS ......................            0     0              0     0

 8   OTHER FINANCIAL OPERATIONS .......................       66,736   100        -16,957   100
29   OTHER NET EXPENSES (INCOME) NET ..................       66,736   100        -16,957   100
30   (PROFIT) LOSS ON SALE OF OWN SHARES ..............            0     0              0     0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM
       INVESTMENTS ....................................            0     0              0     0

10   RESERVE FOR TAXES AND WORKERS
       PROFIT SHARING .................................      101,582   100         96,074   100
32   INCOME TAX .......................................       35,075    35         -1,716    -2
33   DEFERED INCOME TAX ...............................       57,824    57        100,081   104
34   WORKERS' PROFIT SHARING ..........................        8,878     9         -7,496    -8
35   DEFERED WORKERS' PROFIT SHARING ..................         -195     0          5,205     5

(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED


                                                                  Final Printing

                                                     QUARTER OF           QUARTER OF
REF               CONCEPTS                            PRESENT              PREVIOUS
-------------------------------------------------------------------------------------
P                                                            FINANCIAL YEAR
-------------------------------------------------------------------------------------
     YIELD
     ----------------------------------------------------------------------------------
 1   NET INCOME TO NET SALES .....................       -3.53%              -8.41%
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ....      -17.81%             -35.18%
 3   NET INCOME TO TOTAL ASSETS (**) .............       -5.25%              -8.37%
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME...        0.00%               0.00%
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME       -0.14%              -8.31%

     ACTIVITY
     ----------------------------------------------------------------------------------
 6   NET SALES TO NET ASSETS (**) ................        0.60 times          0.64 times
 7   NET SALES TO FIXED ASSETS (**) ..............       10.11 times          6.60 times
 8   INVENTORIES ROTATION (**) ...................        6.50 times          5.79 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ........       72     days         69    days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST.        5.63%              11.83%

     LEVERAGE
     ----------------------------------------------------------------------------------
11   TOTAL LIABILITIES TO TOTAL ASSETS .........         69.71%              72.72%
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY           2.30 times          2.67 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILI       67.87%              50.14%
14   LONG-TERM LIABILITIES TO FIXED ASSETS .....        547.88%             216.45%
15   OPERATING INCOME TO INTEREST PAID .........          0.89 times          0.28 times
16   NET SALES TO TOTAL LIABILITIES (**) .......          0.86 times          0.88 times

     LIQUIDITY
     ----------------------------------------------------------------------------------
17   CURRENT ASSETS TO CURRENT LIABILITIES .....          1.25 times          0.89 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES ...............................          1.01 times          0.69 times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ......          0.62 times          0.60 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES ...         39.28%              29.18%

     CASH FLOW
     ----------------------------------------------------------------------------------
21   CASH FLOW FROM NET INCOME TO NET SALES ....         13.50%              -3.26%
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ..............................        -58.33%             -13.63%
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID .............................        -16.33 times         -2.74 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .......................         79.65%             100.00%
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ..............................         20.35%               0.00%
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ................................          4.44%              30.93%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT

                                                                  Final Printing

                                                       QUARTER OF         QUARTER OF
REF               CONCEPTS                              PRESENT            PREVIOUS
                                                         Amount              Amount
-------------------------------------------------------------------------------------
D                                                            FINANCIAL YEAR
-------------------------------------------------------------------------------------

1    BASIC PROFIT PER ORDINARY SHARE (**) ..........   $ -0.72            $ -1.99
2    BASIC PROFIT PER PREFERENT SHARE (**) .........   $  0.00            $  0.00
3    DILUTED PROFIT PER ORDINARY SHARE (**) ........   $  0.00            $  0.00
4    CONTINUOUS OPERATING PROFIT PER COMUN
      SHARE(**) ....................................   $ -0.76            $ -1.82
5    EFFECT OF DISCONTINUOUS OPERATING ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**)....   $  0.00            $  0.00
6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**)....   $  0.00            $  0.00
7    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**)....   $  0.00           $   0.00
8    CARRYING VALUE PER SHARE ......................   $  2.77           $   5.64
9    CASH DIVIDEND ACUMULATED PER SHARE ............   $  0.00           $   0.00
10   DIVIDEND IN SHARES PER SHARE ..................      0.00 shares        0.00 shares
11   MARKET PRICE TO CARRYING VALUE ................      1.27  times        0.43  times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
      SHARE (**) ...................................     -4.89  times       -1.23  times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
      SHARE (**) ...................................      0.00  times        0.00  times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
                              (Thousands of Pesos)
                                                                  Final Printing

                                                             QUARTER OF      QUARTER OF
                                                               PRESENT         PREVIOUS
REF                      CONCEPTS                               Amount          Amount
---------------------------------------------------------------------------------------
C                                                                  FINANCIAL YEAR
---------------------------------------------------------------------------------------

1    CONSOLIDATED NET INCOME ..........................        -198,365        -353,912
2    +(-) ITEMS ADDED TO INCOME WHICH DO NOT
      REQUIRE USING CASH ..............................         957,057         216,544
3    CASH FLOW FROM NET INCOME OF THE YEAR ............         758,692        -137,368
4    CASH FLOW FROM CHANGE IN WORKING CAPITAL .........      -3,279,061        -573,587
5    CASH GENERATED (USED) IN OPERATING ACTIVITIES ....      -2,520,369        -710,955
6    CASH FLOW FROM EXTERNAL FINANCING ................       1,440,969        -331,377
7    CASH FLOW FROM INTERNAL FINANCING ................         368,057               0
8    CASH FLOW GENERATED (USED) BY FINANCING ..........       1,809,026        -331,377
9    CASH FLOW GENERATED (USED) IN INVESTMENT
      ACTIVITIES                                               -593,727         -59,162
10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
      INVESTMENTS .....................................      -1,305,070      -1,101,494
11   CASH AND SHORT-TERM INVESTMENTS AT THE
      BEGINNING OF PERIOD .............................       3,812,615       3,051,227
12   CASH AND SHORT-TERM INVESTMENTS AT THE END
      OF PERIOD .......................................       2,507,545       1,949,733

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

                                                    QUARTER OF           QUARTER OF
REF               CONCEPTS                            PRESENT              PREVIOUS
                                                       Amount               Amount
-------------------------------------------------------------------------------------
C                                                            FINANCIAL YEAR
-------------------------------------------------------------------------------------

2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
      USING CASH ......................................         957,057         216,544
13   DEPRECIATION AND AMORTIZATION FOR THE YEAR .......         550,076         176,999
14    + (-) NET INCREASE (DECREASE) IN  PENSIONS FUND
      AND SENIORITY PREMIUMS ..........................          -7,243         -22,362
15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE ........          54,494         -66,837
16   + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
      ACTUALIZATION                                                   0               0
17   + (-) OTHER ITEMS ................................         359,730         128,744
40   + (-) OTHER ITEMS THAT THEY DO NOT HAVE TO DO
       WITH EBITDA ....................................               0               0

4    CASH FLOW FROM CHANGE IN WORKING CAPITAL .........      -3,279,061        -573,587
18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE         -2,942,599         -65,331
19   + (-) DECREASE (INCREASE)  IN INVENTORIES ........        -155,165         121,695
20   + (-) DECREASE (INCREASE)  IN OTHER ACCOUNT
      RECEIVABLE ......................................        -552,887         -49,304
21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ....          -1,915        -127,459
22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES ...         373,505        -453,188

6    CASH FLOW FROM EXTERNAL FINANCING ................       1,440,969        -331,377
23   + SHORT-TERM BANK AND STOCK MARKET FINANCING .....         234,804          22,963
24   + LONG-TERM BANK AND STOCK MARKET FINANCING ......       3,208,280         162,072
25   + DIVIDEND RECEIVED ..............................               0               0
26   + OTHER FINANCING ................................        -122,323         -17,278
27   (-) BANK FINANCING AMORTIZATION ..................        -787,194        -483,931
28   (-) STOCK MARKET AMORTIZATION ....................      -1,092,598         -15,203
29   (-) OTHER FINANCING AMORTIZATION .................               0               0

7    CASH FLOW FROM INTERNAL FINANCING ................         368,057               0
30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ......         368,057               0
31   (-) DIVIDENS PAID ................................               0               0
32   + PREMIUM ON SALE OF SHARES ......................               0               0
33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ......               0               0

9    CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
      ACTIVITIES ......................................        -593,727         -59,162
34   + (-)  DECREASE (INCREASE) IN STOCK INVESTMENTS
      OF A PERMANENT NATURE ...........................         -51,429         -17,279
35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT..         -26,365         -18,301
36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ........               0               0
37    + SALE OF OTHER PERMANENT INVESTMENTS ...........          29,774          45,861
38    + SALE OF TANGIBLE FIXED ASSETS .................          37,510          70,621
39    + (-) OTHER ITEMS ...............................        -583,217        -140,064